SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OMI CORPORATION
(Name of subject company (Issuer))
TEEKAY SHIPPING CORPORATION
TEEKAY ACQUISITION HOLDINGS LLC
OMAHA, INC.
AKTIESELSKABET DAMPSKIBSSELSKABET TORM
(Names of Filing Persons (Offerors))

Common Stock, par value $0.50 per share (including the associated preferred stock purchase rights)	Y6476W104
(Title of classes of securities)	(CUSIP number of common stock)

Francelyn Bethel Teekay Shipping Corporation Bayside House, Bayside Executive Park West Bay Street & Blake Road, P.O. Box AP 59212 Nassau, Bahamas Telephone: (242) 502-8880	Mikael Skov Aktieselskabet Dampskibsselskabet TORM Turborg Havnevej 18 DK — 2900 Hellerup Denmark Telephone: +45 39 17 92 00
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copies to:

David S. Matheson, Esq. Gwyneth E. McAlpine, Esq. Perkins Coie LLP 1120 N.W. Couch Street Tenth Floor Portland, Oregon 97209-4128 Telephone: (503) 727-2000	John M. Reiss, Esq. Oliver C. Brahmst, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Telephone: (212) 819-8200
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,814,140,575	$55,694.12

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of OMI Corporation at a purchase price equal to $29.25 per share and 62,021,900 shares issued and outstanding (including 2,415,610 restricted shares and outstanding options with respect to 37,000 shares).

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$55,694.12	Filing Party:	Teekay Shipping Corporation, Teekay Acquisition Holdings, LLC, Omaha, Inc. and A/S Dampskibsselskabet TORM
Form of Registration No.:  Schedule TO     Date Filed: April 27, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third party tender offer subject to Rule 14d-1
     ☐ issuer tender offer subject to Rule 13e-4
     ☐ going private transaction subject to Rule 13e-3
     ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

JOINT NEWS RELEASE

TEEKAY, TORM AND OMI ANNOUNCE EARLY TERMINATION OF HSR WAITING PERIOD

May 14, 2007. Teekay Shipping Corporation (Teekay) (NYSE: TK), A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD), and OMI Corporation (OMI) (NYSE: OMM) today announced that the United States Department of Justice and the Federal Trade Commission have granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (HSR) with respect to the previously announced tender offer by Omaha, Inc., Teekay and TORM for OMI. The tender offer remains subject to certain conditions, including, among others, the expiration of a regulatory waiting period in Norway and satisfaction of the minimum tender condition. The tender offer is currently set to expire at 5:00 p.m. New York City time on Friday, May 25, 2007.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
Important Information
This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of OMI’s common stock will only be made pursuant to an offer to purchase and related materials that Teekay and TORM have filed with the Securities and Exchange Commission. OMI shareholders should read these materials carefully prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer. OMI shareholders will be able to obtain the offer to purchase and related materials with respect to the offer free of charge at the SEC’s website at www.SEC.gov, from the information agent named in the tender offer materials or from Teekay or TORM.

Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the closing of Teekay and TORM’s acquisition of OMI and the expiration of remaining regulatory periods. There can be no assurance that remaining regulatory authorizations will be obtained or that other conditions to the closing of the acquisition will be satisfied.